1302

02055403

02 OCT 23 AM 9:41

TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

82-51

The information contained in this facsimile message is ***legally privileged and confidential*** *and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Nicole Folwell, Corporate Secretarial Department
Date:	October 22, 2002 Time: 08:50 MDT
Number of Pages (including Cover)	Two (2)

SUPPL

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Re: News Release

" *TransCanada Third Quarter 2002 Teleconference and Web Cast Advisory* "

Disposition of Original:

Sent by Courier	X
Sent by Mail:	
Held on our File:	

If message is unclear or incomplete, please contact the operator:
Operator: Nicole Folwell Phone: (403) 920-7678

dlw 10/28

TransCanada
In business to deliver™

NewsRelease

TransCanada Third Quarter 2002 Teleconference and Web Cast Advisory

CALGARY, Alberta – October 22, 2002 – (TSX:TRP) (NYSE:TRP) - TransCanada PipeLines Limited will release its third quarter 2002 financial results in the morning of Tuesday, October 29, 2002. Analysts, members of the media and other interested parties are invited to participate in a teleconference and audio web cast, October 29, 2002 at 1 p.m. (Mountain) / 3 p.m. (Eastern) to discuss the third quarter 2002 financial results, general developments and issues concerning the company.

To participate, please call 1-800-273-9672 or 416-695-5806 (Toronto area). Please dial in 10 minutes prior to the start of the call. No passcode is required. A live audio web cast of the teleconference will also be available on TransCanada's web site (www.transcanada.com).

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight, November 5, 2002. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 1291106. The web cast will be archived and available for replay.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls, manages or is constructing facilities for approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

-30-

Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/ Debbie Persad	(403) 920-7911

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8230
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	10/22 09:41
USAGE T	00'49
PGS.	2
RESULT	OK

0302

02 OCT 23 AM 9:52

TransCanada
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7675

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: Securities and Exchange Commission
Attention: Filing Desk, Stop 1-4

Fax Number: 202.942.9628

From: Nicole Folwell, Corporate Secretarial

Date: October 22, 2002 Time: 13:55 MDT

Number of Pages (including Cover) Seven(7)

Message:

Re: News Release

The following news release is scheduled to cross the newswire at 14:05 MDT:

TC PipeLines, LP Declares Distribution and Announces 13% Increase in Third Quarter Earnings

Disposition of Original:

Sent by Courier	X
Sent by Mail:	
Held on our File:	

If message is unclear or incomplete, please contact the operator:
Operator: Nicole Folwell Phone: (403) 920-7678

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Declares Distribution and Announces 13% Increase in Third Quarter Earnings

Calgary, Alberta – October 22, 2002 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today announced that the board of directors of TC PipeLines GP, Inc., its general partner, has declared the Partnership's 2002 third quarter cash distribution in the amount of US$0.525 per unit. The third quarter distribution will be paid on November 14, 2002 to unitholders of record as of October 31, 2002.

"We are very pleased that our assets continue to generate the kind of stable and consistent cash flows our unitholders have come to expect from TC PipeLines," said Ron Turner, President and Chief Executive Officer of the general partner. "Over the course of the past nine months, cash distributions received from the Partnership's investments in Northern Border Pipeline and Tuscarora have increased by 21% compared to the same period last year. This reflects the very strong operational performances of Northern Border Pipeline and Tuscarora."

2002 Third Quarter Earnings

The Partnership also announced 2002 third quarter net income of US$12.4 million or US$0.68 per unit, a US$1.4 million or US$0.08 per unit increase compared to 2001 third quarter net income of US$11.0 million or US$0.60 per unit.

For the nine months ended September 30, 2002, the Partnership earned net income of US$36.6 million or US$2.01 per unit, a US$4.9 million or US$0.26 per unit increase compared to net income of US$31.7 million or US$1.75 per unit for same period last year.

Equity income from Northern Border Pipeline amounted to US$11.8 million in the third quarter of 2002, an increase of US$1.1 million compared to equity income of US$10.7 million in the third quarter of 2001. The increase reflects TC PipeLines' 30% share of incremental revenues generated by Northern Border Pipeline's pipeline extension and expansion into northern Indiana, which was placed into service in October 2001.

Equity income from Tuscarora amounted to US$1.2 million in the third quarter of 2002, a US$0.4 million increase compared to 2001 third quarter equity income of US$0.8 million. The increase is primarily due to incremental revenues being generated from new transportation contracts and lower interest expense, resulting from the capitalization of interest expense related to funds being used for Tuscarora's expansion.

The Partnership also recorded US$0.4 million of general and administrative expenses and US$0.1 million of financial charges in the third quarter of 2002, compared to US$0.3 million and $0.2 million, respectively in the third quarter of 2001.

Update on Tuscarora Expansion

Tuscarora's expansion was approved by the Federal Energy Regulatory Commission (FERC) on January 30, 2002. The addition of two compressor stations to be located along the Tuscarora mainline as well as an 11-mile pipeline extension from Tuscarora's current terminus near Reno, Nevada to Wadsworth, Nevada is within budget and on schedule to be completed at the end of November of this year. Service is expected to commence in December. The expansion will result in a 43% increase (approximately 55 million cubic feet per day) to Tuscarora's current transportation capacity, increasing Tuscarora's capacity to approximately 182 million cubic feet per day. The new capacity is fully contracted for terms ranging from ten to fifteen years. Terms of these transportation contracts allow for approximately 70% of the new volumes to flow upon commencement of service. The remaining 30% of new volumes are expected to be flowing by the end of 2003.

The second phase of the expansion that was expected to further increase Tuscarora's capacity by an additional 30 million cubic feet per day by the end of 2003 has been cancelled due to the termination of the precedent agreement that supported this capacity. Tuscarora has advised the Partnership that it has initiated the process to amend its FERC certificate to remove the second phase from the proposed expansion. As a result, the capital budget for the expansion has been revised from US$60 million to US$43 million, although the Partnership expects actual capital expenditures to come in well under the revised budget.

Conference Call

The Partnership will hold a conference call October 23, 2002 at 4:00 p.m. (eastern). During this call, TC PipeLines, LP's senior executives will review the Partnership's 2002 third quarter results and discuss the Partnership's outlook for 2003. Those interested in listening to the call may dial 1-800-377-0758. A replay of the conference call will also be available from approximately 6:00 p.m. (eastern) October 23 until November 1, 2002 by dialing 1-800-408-3053 then entering passcode 1267407.

A live web cast of the conference call will also be available through the Partnership's website at www.tcpipelineslp.com. An audio replay of the call will be available on the website.

TC PipeLines, LP is a publicly held master limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 229-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission

Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership representing an aggregate 31.41% limited partner interest in the Partnership. TransCanada also holds a minority general partner interest in Northern Border Partners, L.P. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

- 30 -

Media Inquiries:	Glenn Herchak / Kurt Kadatz	(403) 920-7877
Unitholder and Analyst Inquiries:	Theresa Jang	(403) 920-2050
	Toll-free	(877) 290-2772

Cautionary Statement Regarding Forward Looking Information

This news release includes forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. All forward-looking statements are based on the Partnership's beliefs as well as assumptions made by and information currently available to the Partnership. Words such as "believes", "expects", "intends", "forecasts", "projects", and similar expressions, identify forward-looking statements within the meaning of the Securities Litigation Reform Act. These statements reflect the Partnership's current views with respect to future events and are subject to various risks, uncertainties and assumptions including regulatory decisions, particularly those of the Federal Energy Regulatory Commission, majority control of the Northern Border Pipeline management committee by affiliates of Enron Corp., which has filed for bankruptcy protection, the failure of a shipper on either one of the Partnership's pipelines to perform its contractual obligations, including Sierra Pacific Power Company, the shipper of 94% of Tuscarora's capacity, cost of acquisitions, future demand for natural gas, overcapacity in the industry, and prevailing economic conditions, particularly conditions of the capital and equity markets, and other risks discussed in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2001. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement.

TC PipeLines, LP
Financial Highlights

Statement of Income

(unaudited) (thousands of dollars, except per unit amounts)	Three months ended September 30 2002	2001	Nine months ended September 30 2002	2001
Equity Income from Investment in Northern Border Pipeline Company (1)	**11,759**	10,662	**34,612**	30,918
Equity Income from Investment in Tuscarora Gas Transmission Company (2)	**1,192**	841	**3,305**	2,620
General and Administrative Expenses	**(403)**	(326)	**(1,084)**	(982)
Financial Charges	**(100)**	(205)	**(249)**	(828)
Net Income	**12,448**	10,972	**36,584**	31,728
Net Income per Unit (3)	**$0.68**	$0.60	**$2.01**	$1.75
Units Outstanding (thousands)	**17,500**	17,500	**17,500**	17,500

Balance Sheet

(thousands of dollars)	September 30, 2002 (unaudited)	December 31, 2001 (audited)
Assets		
Cash	**5,499**	9,194
Investment in Northern Border Pipeline Company (1)	**247,408**	250,078
Investment in Tuscarora Gas Transmission Company (2)	**33,656**	29,297
Deferred Amounts	**188**	119
	286,751	288,688
Liabilities and Partners' Equity		
Current Liabilities	**524**	484
Long-Term Debt	**11,500**	21,500
Partners' Equity	**274,727**	266,704
	286,751	288,688

Cash Flow Information

Nine months ended September 30 (unaudited) (thousands of dollars)	**2002**	2001
Distributions Received from Equity Investments		
Northern Border Pipeline Company	**36,674**	31,438
Tuscarora Gas Transmission Company	**3,290**	1,650
Investment in Tuscarora Gas Transmission Company	**(4,508)**	-
Distributions Paid	**(27,710)**	(26,166)
Repayment of Long-Term Debt	**(10,000)**	-
Other	**(1,441)**	(1,917)
(Decrease)/Increase in Cash	**(3,695)**	5,005

[(1)] **Northern Border Pipeline Company**

TC PipeLines, LP holds a 30% general partner interest in Northern Border Pipeline Company. Summarized operating and financial information of Northern Border Pipeline for the three and nine months ended September 30, 2002 and 2001 and as at September 30, 2002 and December 31, 2001 is as follows:

(unaudited)	Three months ended September 30 2002	2001	Nine months ended September 30 2002	2001
Operating Results				
Gas Delivered (million cubic feet)	**212,487**	203,192	**625,094**	619,470
Average Throughput (million cubic feet per day)	**2,387**	2,277	**2,360**	2,336
Financial Results (millions of dollars)				
Operating Revenue	**81.6**	77.9	**239.9**	231.9
Operating Expenses				
Operations and Maintenance	**7.5**	7.2	**21.9**	24.7
Depreciation and Amortization	**14.5**	14.2	**43.5**	42.9
Taxes other than Income	**7.7**	8.4	**20.7**	19.2
Total Operating Expenses	**29.7**	29.8	**86.1**	86.8
Operating Income	**51.9**	48.1	**153.8**	145.1
Interest Expense, Net	**(13.2)**	(12.7)	**(39.9)**	(41.5)
Other Income/(Expense)	**0.5**	0.2	**1.5**	(0.5)
Net Income	**39.2**	35.6	**115.4**	103.1
Capital Expenditures (millions of dollars)				
Maintenance	**3.2**	1.5	**5.9**	4.8
Growth	**0.3**	34.0	**0.8**	46.3

Summary Balance Sheet Data (millions of dollars)	September 30, 2002 (unaudited)	December 31, 2001 (audited)
Total Assets	**1,751.5**	1,751.9
Other Current Liabilities and Reserves and Deferred Credits	**60.8**	54.6
Long-Term Debt (including current maturities)	**866.0**	863.7
Partners' Capital	**817.6**	824.4
Accumulated Other Comprehensive Income	**7.1**	9.2
Total Liabilities and Partners' Equity	**1,751.5**	1,751.9

(2) **Tuscarora Gas Transmission Company**

TC PipeLines, LP holds a 49% general partner interest in Tuscarora Gas Transmission Company. Summarized operating and financial information of Tuscarora for the three and nine months ended September 30, 2002 and 2001 and as at September 30, 2002 and December 31, 2001 is as follows:

	Three months ended September 30		**Nine months ended September 30**	
(unaudited)	**2002**	2001	**2002**	2001
Operating Results				
Gas Delivered (million cubic feet)	**2,871**	3,434	**14,086**	15,334
Average Throughput (million cubic feet per day)	**31**	37	**52**	56
Financial Results (millions of dollars)				
Operating Revenue	**5.6**	5.3	**16.8**	15.8
Operating Expenses				
Operations, Maintenance & Administrative	**0.3**	0.4	**1.2**	1.1
Depreciation and Amortization	**1.2**	1.2	**3.5**	3.5
Taxes other than Income	**0.3**	0.3	**0.8**	0.8
Total Operating Expenses	**1.8**	1.9	**5.5**	5.4
Operating Income	**3.8**	3.4	**11.3**	10.4
Interest Expense, Net	**(1.3)**	(1.5)	**(4.4)**	(4.7)
Other Income	**0.2**	-	**0.5**	0.3
Net Income	**2.7**	1.9	**7.4**	6.0
Capital Expenditures (millions of dollars)				
Maintenance	**-**	-	**0.2**	0.1
Growth	**15.1**	1.8	**25.4**	5.1

Summary Balance Sheet Data (millions of dollars)	**September 30, 2002** (unaudited)	December 31, 2001 (audited)
Total Assets	**147.8**	126.1
Other Current Liabilities and Reserves and Deferred Credits	**7.9**	3.5
Long-Term Debt (including current maturities)	**92.1**	84.2
Partners' Capital	**47.7**	37.9
Accumulated Other Comprehensive Income	**0.1**	0.5
Total Liabilities and Partners' Equity	**147.8**	126.1

(3) Net income per unit is computed by dividing net income, after deduction of the general partners' allocation, by the number of common and subordinated units outstanding.

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8232
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	10/22 14:48
USAGE T	02'10
PGS.	7
RESULT	OK